                      	UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                  	Washington, D.C. 20549

                                       FORM 10-SB

                                  B Com, Inc.
               ----------------------------------------------------
                   (Name of Small Business Issuer in its Charter)

      Nevada	                                           APPLIED FOR
-----------------------------                   --------------------------
(State or other jurisdiction of 	     (I.R.S. Employer Identification no.)
incorporation or organization)

16 Julia Street
Thornhill, Ontario Canada                 		              L3T 4R9
------------------------------------------      -----------------------------
(Address of principal executive offices)	        (Zip/Postal Code)

Issuer's telephone number: (905) 731-0189

Securities to be registered under Section 12(b) of the Act:

	Title of each class			Name of each exchange on which
	to be so registered				Each class to be registered


          None	                 	None
---------------------      --------------------

Securities to be registered under Section 12(g) of the Act:

              Common Stock, $.001 par value per share
          -------------------------------------------------
                     (Title of class)

Copies of Communications Sent to:
                                    Marvin N. Winick
                                    16 Julia Street
                                    Thornhill, Ontario L3T 4R9
                                    Tel: (905) 731-0189 - Fax: (905) 764-3049

                               	INDEX

	Part I

	Item 1.	Description of Business                           	3.
	Item 2.	Management's Discussion and
	        Analysis or Plan of Operations                     9.
	Item 3.	Description of Property                          	11.
	Item 4.	Security Ownership of Certain
	       	Beneficial Owners & Management                   	11.
	Item 5. Directors, Executives, Officers,
         Promoters & Control Persons		                  			11.
	Item 6.	Executive Compensation                           	13.
	Item 7.	Certain Relationships & Related Transactions	    	13.
	Item 8.	Description of Securities                        	14.

	Part II

	Item 1.	Market For Common Equity & Other
		       Shareholder Matters				                          	14.
	Item 2.	Legal Proceedings	                                16.
	Item 3.	Changes in and Disagreements with Accountants	   	16.
	Item 4. Recent Sales of Unregistered Securities          	16.
	Item 5.	Indemnification of Directors and Officers        	16.


	Part F/S	                                                 18.

	Part III

 Exhibits	                                                 18.

	Signatures                                               	19.

                                      PART I

Item 1.		Description of Business

Business Development

  	B Com, Inc. (the "Company") was organized on October 11, 2000, under the laws of the State of Nevada, having the stated purpose of engaging in any lawful activities.  The Company was formed with the contemplated to become the pre-
eminent provider of Internet based information services for veterinarian and animal healthcare professionals throughout North America.

 	The Company has never engaged in an active trade or business throughout the period from October 11, 2000 until the filing of this form.  On October 12,
2000 the Company issued common stock totaling 4,050,000 shares to its founders as follows: John Caridi 1,350,000 shares of common stock, Howard Blumenfeld,
1,350,000 shares of common stock, and Robert Gillies, 1,350,000 shares of common stock.

   The Company's mission is to be a leader in supplying timely information to the veterinary market through the World Wide Web. This internet-based hub or marketplace for veterinarians and other animal healthcare professionals will simplify their dealings with product and service providers, dramatically improving efficiency and effectiveness of transactions in the Networked Economy. The VetsVoice.com will become the primary hub on the Internet for the animal healthcare sector.

   The fundamental structure of the Company is rooted in the simple understand-ing of the largest trend in business today - control of the market by time-starved customers. The development of the website will enable veterinarians and other healthcare professionals to access all types of business related activities available to them on the Internet through a vertical hub. Services ranging from pharmaceuticals to diagnostics, continuing education to consulta-tion, research to discussion forums and product enquiries to procurement, will be available through an intuitive personalized interface.

   The Company is not only looking to develop its own business but will be seeking possible acquisition opportunities afforded to it by looking to raise funds through the public forum that would complement its mission statement above. Because of the Company's current status of having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

  	The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

  	Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

   The Company's principal executive offices are located at 60 West Wilmot St., Unit 11, Richmond Hill, Ontario Canada L4B 1M6 and its telephone number is
(905) 886-7800.

Business of Issuer

   The Company has no recent operating history and no representation is made, nor is any intended,that the Company will be able to carry on future business activities successfully. There can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

   Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities.
The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

    The Company intends to use various sources in its search for potential business opportunities including its officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, member of the financial community and others who may present management with unsolicited proposals. Because of the Company's limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. The Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. The Company will rely upon the expertise and contacts of such persons, will use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts dependent upon the skill and industriousness of the participants and the conditions of the marketplace. None of the participants in the process will have any past business relationship with management. To date the Company has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

    	The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.


   At present the Company intends to establish an internet based service for the veterinarian and animal healthcare professional throughout Canada and the United States. However, there is no certainty that the Company will be successful in its endeavours unless it is able to raise capital. Therefore in addition to this opportunity the Company will also evaluate other opportunities that may be able to complement its prospective business operations.

Evaluation

    	Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether an acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, (limited solely to working history - See "Item 5. Directors, Executive Officers, etc.") or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

   	 In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

   	Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.


Form of Potential Acquisition or Merger

 	Presently the Company cannot predict the manner in which it might participate in a prospective business opportunity.  Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen.  The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the
Company and management of the opportunity, and the relative negotiating strength of the parties involved.  Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation.  The
Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions unless the Company feels that this path is right method of obtaining an interest in an entity.

  	Because of the Company's current status of inactivity since inception October 11, 2000, and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to the Company's existing shareholders' interests. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises. Management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction. However the terms of the sale of shares held by present management of the Company will be extended equally to all other current shareholders.

    	Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commissions's Regulation D or other rule, or provision for exemption, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms. reasonable or acceptable to the Company. The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

   	In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Current management has not in
the past used any particular consultants, advisors or finders.   Management has
not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the representative in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

   	Management does not contemplate that the Company would acquire or merge with a business entity in which any officer or director of the Company has an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. The Company's management has not had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Possible Blank Check Company Status

    	While the Company may be deemed a "shell" company at this time, it does not constitute a "blank check" company under pertinent securities law standards. Accordingly, the Company is not subject to securities regulations imposed upon companies deemed to be "blank check companies." If the Company were to file a registration statement under Securities Act of 1933 and, at such time, priced its shares at less than $5.00 per share and continued to have no specific business plan, it would then be classified as a blank check company.

    	If in the future the Company were to become a blank check company, adverse consequences could attach to the Company. Such consequences can include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the additional steps required to comply with various federal and state laws enacted for the protection of investors, including so-called "lock-up" agreements pending consummation of a merger or acquisition that would take it out of blank check company status.

   	Many states have statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the companies securities or to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. In the event the Company undertakes the filing of a registration statement under circumstances that classifies it as a blank check company the provisions of Rule 419 and other applicable provisions will be complied with.


Rights of Shareholders

   	The Company does intend to provide its shareholders with complete disclosure documentation including audited financial statements concerning a target company and its business prior to any mergers or acquisitions.

Competition

   At present there are internet based companies that offer selected services and information to veterinarians and animal healthcare professionals, however, the information that they provide is selective in nature and does not provide a comprehensive site for acquisition of knowledge, supplies, medical products and other related items specific to this area upon which the Company will have developed.

  The Company at present, being a startup company, and due to the Company's limited funds, may find it difficult to successfully compete with these other companies that are more established in the marketplace and have operations.

Employees

     	As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis. The funds needed in this case will be advanced by Mr. Caridi.

Facilities

     	The Company is currently using at no cost to the Company, as its principal place of business offices of one of its directors and officer (provided at no cost), located in Thornhill, Ontario Canada. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.


Industry Segments

    	No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to part F/S of this Form 10-SB for a report of the Company's operating history from October 11, 2000 (inception) to December 31, 2000 and from January 1, 2001 until April 30, 2001.



Item 2.		Management's Discussion and Analysis or Plan of Operation

   	The Company is considered a development stage company with limited assets or capital, and with no operations or income since inception October 11, 2000.
The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by certain shareholders, specifically John Caridi and Rob Gillies (see Item 4,
Security Ownership of Certain Beneficial Owners and Management. Mr. Caridi has
agreed to pay future costs associated with filing future reports under Exchange
Act of 1934 if the Company is unable to do so.   It is anticipated that the
Company will require only nominal capital to maintain the corporate viability of the Company and any additional needed funds will most likely be provided by the
Company's existing shareholders or its officers and directors in the immediate future.  Current shareholders have not agreed upon the terms and conditions of future financing and such undertaking will be subject to future negotiations, except for the express commitment of Mr. Caridi to fund required 34 Act filings.  Repayment of any such funding will also be subject to such negotiations.  However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

    	In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

	    Management plans may but do not currently provide for experts to secure a successful acquisition or merger partner so that it will be able to continue as
a going concern.   In the event such efforts are unsuccessful, contingent
plans have been arranged to provide that one of the current Directors of the
Company is to fund required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.


Plan of Operation

   	During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures and continue to develop its prime business objective in establishing an internet site for the veterinary and animal professional. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company has limited funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. The Company will not require that the funds advanced by the officers and directors be repaid immediately by the target company. These funds will show as an accounts payable on the records of the Company to be repaid at such time as there are funds available to repay such advances. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

    	The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is convinced that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.		Description of Property

    	The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property. There are no preliminary agreements or understandings with respect to office facilities in the future.



Item 4.		Security Ownership of Certain Beneficial Owners and Management

   	The following table sets forth information, to the best knowledge of the Company as of May 15, 2001, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.


Name of Address of	                	Amount and Nature of		Percent of Class
Beneficial Owner                   	Beneficial Ownership
------------------                  --------------------  ----------------
John Caridi                          1,350,000  common        33.4%
29 Hester Ave.
Ajax, Ontario L4T 1A8

Rob Gillies                          1,350,000  common        33.3%
311 Mutual St. Ste 102
Toronto, Ontario M4Y 1X6

Howard Blumenfeld                    1,350,000  common        33.3%
39 Felicia Court
Thornhill, Ontario L4J 5K6

All Executive Officers and Directors
as a Group (one person)              4,050,000               100.0%



Item 5. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act.

   	The director and executive officer of the Company and his respective age is as follows:

Name				             Age	         Position
-----                ---          --------
John Caridi          50           Director and President


                           -11-



Rob Gillies          40           Director and Secretary/Treasurer

Howard Blumenfeld    40           Director


   All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

    	No director, or officer, or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

    	The business experience of the person listed above during the past five years is as follows:

John Caridi

   Mr. Caridi has created and driven many businesses to success from auto racing teams to contract construction companies and manufacturing endeavors. For over 29 years he has been the the founder and President of Orion Contract Sales where he has established business ties with such companies as MDS Laboratories, IBM, Bell Canada and St. Michael's Hospital. During this period of time he also owned from 1993 to 1995, Caridi Racing Team which was sold and is now operating under the name of Stewart Racing which races in the Indy Lite series.

Rob Gillies

   Mr. Gillies brings a great amount of experience in many areas. He has over 6 years experience in facilitating work search programs and counselling individual clients. He is a Certified Job Finding Club facilitator. He has a strong understanding of many different industries developed through his extensive net-work of diverse contacts. Presently he is the Head Placement Officer at Prime Tech Institute, a company specializing in high tech education relating to internet based solutions. He has held this position since 199. From 1996 to 1999, Mr. Gillies was a consultant for First Interactive Computer College and was involved in presenting job search seminars for graduates of the college. In 1995 he was a job developer/facilitator for the Kenton Centre, North York, Ont-ario, and the North York Board of Education(providing workshops and developing of the subject course materials). Additionally Mr. Gillies has provided resume services for Computer Programmers, Engineers, Microbiologists, Chemists, Accountants and Administrative Specialists.


Howard Blumenfeld

   For the past seven years Mr. Blumenfeld has worked as a financial consultant and account executive at both Merrill Lynch and Merit Investments, which included managing clients investments. During this time he was also in charge of investor relations at E.W.M.C. International Inc., a publicly traded company. He is a member of the Canadian Securities Institute, and has a licence to sell both insurance and real estate.

    	Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the
 "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section
16(a) reports they file. To the Company's knowledge, Mr. Johal comprises all of the Company's executive officers, directors and shareholder who owns greater than 10% beneficial of the Company's Common Stock, and will comply with Section 16(a) filing requirements applicable to him before the end of the Company's current fiscal year.

Item 6.		Executive Compensation

     	The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's director will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.



Item 7.		Certain Relationships and Related Transactions

     	On October 12, 2000 4,050,000 shares were issued to the founders in their respective percentages outlined above.

      	In addition the shareholders have paid for the cost and expenses associated with the filing of this Form 10-SB and other operations of the Company.

      	At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 504, 505 and 506 offerings for acquisitions and continuing the business objectives of the Company.

     	From inception(October 11, 2000), there have not been any other transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

     	John Caridi may be deemed to be a "promoter" of the Company as that term is defined under the Rules and Regulations promulgated under the Act.

Item 8.		Description of Securities

Common Stock

     	The Company is authorized to issue 100,000,000 shares of common stock, par value $.001, of which 4,050,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common
Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;
(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

      	Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The Company is authorized to issue 10,000,000 shares of preferred stock, par value $ .001. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

Part II

Item 1.		Market For Common Equity and Other Shareholder Matters.

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board.
The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

    	The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market.
There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

     	If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act"), commonly referred to as the "penny stock" rule. Section
15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     	The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

    	For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    	As of May 15, 2001, there was 3 holders of record of the Company's common stock.

    	As of the date hereof, the Company has issued and outstanding 4,050,000 shares of common stock. All of these shares are subject to the restrictions pursuant to the terms of Rule 144 of the Securities Act of 1933, as amended (the "Act").

Dividend Policy

    	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

    	The Company has not as of this date, but intends to request in the immediate future a broker-dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 10-SB to the National Association of Securities Dealers and to serve as a market maker for the Company's Common Stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted prior to an acquisition or merger and only by management of the Company.



Item 2.		Legal Proceedings

   	The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. The Company is newly incorporated (October 11, 2000) and has been inactive since that date and through the date of this Form 10-SB.


Item 3.		Changes in and Disagreements with Accountants

   	Item 3 is not applicable to this Form 10-SB.

Item 4.		Recent Sales of Unregistered Securities

    	There have been no sales of unregistered securities to date.

Item 5.		Indemnification of Directors and Officers

    	Article XI of the Company's Amended Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

	(a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses
 (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably  incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

	(b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

	(c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

	(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

	(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

	(f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

	(g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

Transfer Agent

	The Company is serving as its own transfer agent until it becomes eligible for quotation with NASD.


                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

   	The Company's financial statements from inception October 11, 2000 to December 31, 2000 and for the period from January 1, 2001 to April 30, 2001 have been examined to the extent indicated in their reports by Michael Johnson & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on Page F-1 hereof in response to Part F/S of this Form 10-SB.


                                	PART III

            Item 1.		Index to Exhibits

	The following exhibits are filed with this Registration Statement:

Exhibit No.			Exhibit Name
----------    ------------
3(i).1	       Articles of Incorporation filed October 11, 2000

3(ii).1	      By-laws

3(iii).1		  		Amendment to by-laws.

3(iv)        	Corporate Charter


Item 2.	     	Description of Exhibits

             	See Item 1 above.

                           	Signatures

    	In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

						                                     	B Com, Inc.
						                                     	(Registrant)

Date: May 15, 2001          		BY: /s/     JOHN CARIDI
                                       ---------------------------
        	                              John Caridi, President



   	In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date   	                      	Signature 	            Title
May 15, 2001          BY:/s/   JOHN CARIDI           Director, President
                              --------------------
		                             John Caridi


                                                          EXHIBIT 3(i).1

                              ARTICLES OF INCORPORATION
						                                	OF
                                  B COM, INC.
[STAMP}
-------------------------------------------------------------------------

       FIRST:	The name of this corporation is:

                   B COM, INC.

       SECOND:	The address of the resident agent in the state of
Nevada is 502 East John Street, Carson City, Nevada, 89706.
The name and address of its resident agent is CSC Services of Nevada, Inc., at the above address.

       THIRD:	The nature of the business or objects or purposes
proposed may be organized under the General Corporation Law of the State of Nevada;

       To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

       FOURTH:	The total authorized capital stock of the
corporation is 100,000,000 common shares and 10,000,000 preferred shares with a par value of $.00l each.

       FIFTH:	The governing board of this corporation shall be
known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be one in number, is as follows:

   	NAME                              	POST OFFICE ADDRESS
	Marvin Winick                        	16 Julia Street
	                                     	Thornhill, Ontario, Canada L3T 4R9


        SIXTH:	The capital stock, after the amount of the
subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

		   SEVENTH:	The name and post office address of the incorporator signing the articles of incorporation is as follows:

	 NAME                             	POST OFFICE ADDRESS
	B.Gould                           	502 East John Street
	                                  	Carson City, NV 89706

     EIGHTH:	The corporation is to have perpetual existence.

     NINTH:	In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

     TENTH:	Meetings of stockholders may be held outside of the State of
Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

     ELEVENTH:	This corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

     I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this eleventh day of October, A.D. 2000.

						                                       /s/ B. Gould
											                               ------------------------
                                           B.	Gould, Incorporator

[STAMP]


                             CERTIFICATE OF ACCEPTANCE

                                        OF

                         APPOINTMENT OF RESIDENT AGENT

I, B. Gould, Authorized Representative, on behalf of CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent of the above-named corporation.


By: /s/ B. Gould
   ----------------------------
   Authorized Representative                        October 11, 2000

                                                   EXHIBIT 3(ii).1




                                  BY LAWS

                                    OF

                                 B COM, INC.

                          (a Nevada corporation)

                            ----------------

                               ARTICLE I

                             STOCKHOLDERS



	1.  CERTIFICATE REPRESENTING STOCK.  Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if
 any, or by the President or a vice-President and by the Treasurer or an
 Assistant Treasurer or the Secretary or an Assistant Secretary of the
 corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law).  If any such certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or the transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures.  If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer officers of the corporation.

    	Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

    	The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.


      	2. FRACTIONAL SHARE INTERESTS. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section 78.205 of the General Corporation Law.

      	3. STOCK TRANSFERS.   Upon compliance with provisions restricting the
 transfer of registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

      	4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to exercise any rights in respect of any changed, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If a record date is not fixed, the record date is at the close of business on the day before the day on which notice is giver or, if notice is waived, at the close of business on the day before the meeting is held. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders applies to an adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. The directors must fix a new record date if the meeting is adjourned to a date more than sixty days later than the date set for the original meeting.

     	5. MEANING OF CERTAIN TERMS. As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of

 Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General
 Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.


     	6. STOCKHOLDER MEETINGS.

	     - TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

     	- PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

     	- CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

     	- NOTICE OR WAIVER OF NOTICE. Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the directors must designate. The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten no more than sixty days before the meeting. If mailed, it must be directed to the stockholder at his address as it appears upon the records of him, or his duly authorized attorney, either before or after the meeting; and if notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

     	- CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

     	- PROXY REPRESENTATION. At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

     	- INSPECTORS. The directors, in advance of any meeting, any, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case of any person wh may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with to right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

     	- QUORUM. A majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

     	- VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribed a different percentage of votes and/or a different exercise of voting power. In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ball shall not be required for any other action.

      	Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

      	7. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as may otherwise by provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.


                             ARTICLE II

                             DIRECTORS

    	1.  FUNCTIONS AND DEFINITIONS.   The business and affairs of the
 corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole Board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

    	2. QUALIFICATIONS AND NUMBER. Each director must be at least 18 years of age. A director need not be a stockholder or a resident of the State Of
 Nevada.  The initial Board of Directors shall consist of 3  persons.
 Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first
 Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be 3. The number of directors may be increased or decreased by action of the stockholders or of the directors.

    	3.  ELECTION AND TERM.   Directors may be elected in the manner
 prescribed by the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada. The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an election of directors by stockholders, and directors who have elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

     	4.  MEETINGS.

     	- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

     	- PLACE. Meetings shall be held at such place within or without the State of Nevada as shall be fixed by the Board.

     	- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

     	- NOTICE OR ACTUAL CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.


     	- QUORUM AND ACTION. A majority of the directors then in office, at a meeting duly assembled, shall constitute a quorum. A majority of the directions present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provident by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which a quorum is present, is the act of the board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

     	Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other. Participation in a meeting by said means constitutes presence in person at the meeting.

     	- CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

     	5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

     	6.  COMMITTEES.   Whenever its number consists of two or more, the
 Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine. Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp. Each committee must include at least one director. The Board of Directors may appoint natural persons who are not directors to serve on committees.

     	7. WRITTEN ACTION. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee, as the case may be.

                               ARTICLE III

                                OFFICERS

     	1. The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the board, a Vice-Chairman of the board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant treasures, and such other officers and agents with such titles as the resolution choosing them shall designate. Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

     	2.  QUALIFICATIONS.   Except as may otherwise be provided in the
 resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the board, if any, need be a director.

     	Any person may hold two or more offices, as the directors may determine.

     	3. TERM OF OFFICE. Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

     	Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

     	Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

     	4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.

                                 ARTICLE IV

                              REGISTERED OFFICE


     	The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

      The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada of its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto. The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

                               ARTICLE V

                         CORPORATE SEAL OR STAMP


     	The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.

                               ARTICLE VI

                              FISCAL YEAR

     	The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                               ARTICLE VII

                           CONTROL OVER BYLAWS

     	The power to amend, alter, and repeal these By laws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by stockholders.


     	I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of B. COM, INC., a Nevada corporation, as in effect on the date hereof


	WITNESS my hand and the seal or stamp of the corporation.

Dated: October 12, 2000

                               /s/ ROB GILLIES
                   -----------------------------------------------------
                   Rob Gillies, Secretary of B Com, Inc.

(SEAL)




                               City of
                               County of
                                         , 19

                  *ORGANIZATION CONSENT IN WRITING OF DIRECTORS


                                       OF

                               UBX TECHNOLOGIES INC.


                            (a Nevada corporation)

                                  _______

                           (Organized  October 11, 2000)


	The undersigned, constituting all of the directors named in the Articles of
 Incorporation of the above-named corporation, do hereby consent in writing to the adoption of the following resolutions:

	RESOLVED: That the Bylaws annexed hereto be and they are hereby adopted as the initial Bylaws of the corporation.

	RESOLVED: That the following be and they are hereby chosen as the officers of the corporation until the first meeting of directors after the first annual meeting of stockholders and until their successors are chosen and qualified or until their earlier resignation or removal:

	President: John Caridi
	Secretary: Robert Gillies
	Treasurer: Robert Gillies
                                 /s/ John Caridi
						                         	_______________________
                              John Caridi, Director

                                /s/ Rob Gillies
	                         						________________________
 								                       Rob Gillies, Director

                                /s/ Howard Blumenfeld
                        							_________________________
    				                        Howard Blumenfeld, Director


*Section 78.315 of the General Corporation Law authorizes all directors to consent in writing in lieu of meeting.



                                                              EXHIBIT 3(iv)

                                   [STATE SEAL]


                                CORPORATE CHARTER



I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that B. COM, INC. did on October 11, 2000 file in this office the original Articles of Incorporation; that said Articles are now on file and of records in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


	                      	IN WITNESS WHEREOF, I have hereunto set my hand
                        and affixed the Great Seal of State, at my office, in Carson City, Nevada, on October 11, 2000.

[STATE SEAL]             	/s/ DEAN HELLER
                        -------------------

                        Secretary of State


                        By /s/ M MASSEY
		                         --------------------
                        			Certification Clerk

                                                          EXHIBIT 3(iii).1
	                              AMENDMENT
	                               TO THE
	                             BY-LAWS OF
	                         UBX TECHNOLOGIES INC.


	   	Pursuant to the provisions of the Nevada Business Corporations Act, B COM,
INC. (the "Corporation") adopts the following  Amendment to the By-Laws:


 1.		 Article II of the By-Laws is amended to add Paragraph 8 as follows:


    	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

        To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power,in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

	2.	    The Amendment was duly adopted by unanimous written consent of the directors of the Corporation on October 12, 2000 and by the shareholders owning a majority of the outstanding voting stock of the corporation and such majority of votes was sufficient approval.

 3.		   The effective date of this Amendment is October 12, 2000.


	Dated:		October 12, 2000

                                  /s/ JOHN CARIDI
				                             -----------------------------
                                  John Caridi, President

                      	RESOLUTION OF THE BOARD OF DIRECTORS

                                        	OF

                                     	B COM, INC.

	   	Pursuant to the provisions of the Nevada  Business Corporations Act, the
 following	resolution is passed as a resolution of the Directors of the
 Corporation consented to in	writing by all the Directors of the Corporation
 on the 12th day of October, 2000.

 WHEREAS the Corporation desires to change its by-laws and add additional articles as set out below.

	BE IT RESOLVED, THAT:

 1.	Article II of the By-Laws is amended to add Paragraph 8 as follows:


	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

	2.	This proposed amendments be put before the majority shareholders of the
    Corporation for approval without a meeting pursuant to the Nevada
    Business Corporations Act.

 3.	The record date for this shareholders action will be October 12, 2000.

 4.	Any officer or director of the Corporation is hereby authorized, empowered, and directed, in the name of and on behalf of the Corporation, to execute, deliver and file any and all documents to take any and all other action that may be necessary, appropriate, or expedient in order to accomplish the purposes and intent of the foregoing resolution.

	5.	This resolution may be signed in counterparts and transmitted by facsimile, and that each copy will together constitute but one document and be deemed to be an original.

    	DATED this 12th day of October, 2000

        /s/ JOHN CARIDI                    /s/  ROB GILLIES
	      -------------------------      -------------------------
        John Caridi                      Rob Gillies


       /s/ HOWARD BLUMENFELD
      --------------------------
        Howard Blumenfeld

                             	ACTION BY SHAREHOLDERS
	                              WITHOUT A MEETING OF
	                                  B COM, INC.
	                              (A Nevada Corporation)


    	On this 12th day of October 2000, the Shareholder whose signature appears below,has consented to the action and resolution contained herein, such action being taken pursuant to the authority provided by the Nevada Business Corporations Act . As of this date, the Corporation has issued and outstanding a total of 4,050,000 shares of fully paid, non-assessable common stock. The undersigned Shareholders represent 4,050,000 shares which is 100% of the total issued and outstanding shares.

     BE IT RESOLVED, that

 1.		Article II of the By-Laws is amended to add Paragraph 8 as follows:


	8.  LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICER

     To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.


    	The undersigned by his signature below, hereby consents to this action without notice and without a meeting, and adopt the foregoing Resolution.


      /s/ JOHN CARIDI                            /s/  ROB GILLIES
      --------------------------------------  ------------------------------
      John Caridi                             Rob Gillies
      Shares Represented 1,350,000 or 33.4 %  Shares Represented 1,350,000
                         =========    ======                     =========
                                                   or 33.3%
                                                      =====


     /s/ HOWARD BLUMENFELD
     ---------------------------------------
     Howard Blumenfeld
     Shares Represented 1,350,000 or 33.3%
                        =========    =====

                                 B COM, INC.
                         (A Development Stage Company)

                            Financial Statements
                             December 31, 2000

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
B COM, INC.


    We have audited the accompanying balance sheet of B COM, INC.
 (A Development Stage Company) as of December 31, 2000, and the related statement of operations, cash flows, and changes in stockholders' equity for the period October 11, 2000 (inception) to December 31, 2000 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B COM, INC. at December 31, 2000, and the results of their operations and their cash flows for the period, October 11, 2000 (inception) to December 31, 2000 in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



 Michael Johnson & Co., LLC
 Denver, Colorado
 January 12, 2001

B COM, INC.
(A Development Stage Company)
BALANCE SHEET
DECEMBER 31, 2000



ASSETS

Current Assets
Cash                                                                $    -
                                                                     -------

Total Current Assets                                                     -


Other Assets
Incorporation costs                                                     545
                                                                     -------

Total Other Assets                                                      545
                                                                     -------

TOTAL ASSETS                                                       $    545
                                                                     =======


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Advance from shareholder                                           $    545
                                                                     -------

TOTAL CURRENT LIABILITIES                                               545
                                                                     -------

Stockholders' Equity
Preferred stock, authorized 10,000,000 shares par value $ .001:
 none outstanding
Common stock, authorized 100,000,000 shares, par value $ .001,
 issued and outstanding - 4,050,000                                   4,050
Deficit accumulated during the development stage                     (4,050)
                                                                     -------

Total Stockholders' Equity                                               -
                                                                     -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $    545
                                                                     =======


The accompanying notes are an integral part of these financial statements.

B COM, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 11, 2000(INCEPTION) TO DECEMBER  31, 2000


INCOME                                                              $    -
                                                                     -------
OPERATING EXPENSES
Professional Fees                                                        -
Amortization Expenses                                                    -
Administrative Expenses                                               4,050
                                                                     -------

Total Operating Expenses                                              4,050
                                                                     -------

Net Loss from Operations                                            $(4,050)
                                                                     =======

Weighted average number of shares outstanding                     4,050,000
                                                                  =========

Net Loss Per Share                                                 $ (0.001)
                                                                    =======




The accompanying notes are an integral part of these financial statements.

B COM, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 11, 2000(INCEPTION) TO DECEMBER  31, 2000


Indirect Method

CASH FLOW FROM OPERATING ACTIVITIES
Net loss                                                           $ (4,050)
                                                                    -------
Adjustments to reconcile net loss to net cash used
 operating activities:
 Stock issued for services                                            4,050
 Changes in assets and liabilities
 Increase in Advance from Shareholder                                   545
 Increase in Other Assets                                              (545)
                                                                    -------

                                                                      4,050
                                                                    -------

Net Cash Used in Operating Activities                                    -
                                                                    -------
CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock                                                 -
                                                                    -------

Net Cash Provided By Financing Activities                                -
                                                                    -------

Increase(decrease) in Cash                                               -

Cash and Cash Equivalents - Beginning of period                          -
                                                                    -------

Cash and Cash Equivalents - End of period                          $     -
                                                                    =======

Supplemental Cash Flow Information
 Interest paid                                                     $     -
                                                                    =======
 Taxes paid                                                        $     -
                                                                    =======



The accompanying notes are an integral part of these financial statements.

B COM, INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
FOR THE PERIOD OCTOBER 11, 2000(INCEPTION) TO DECEMBER  31, 2000


                                                   Deficit
                                                 Accumulated
                                   Additional     During the
                     Common Stock    Paid-In     Development
                   Shares   Amount   Capital       Stage        Totals

Balance - October
 11, 2000            -     $    -    $    -      $    -       $    -

Stock issued for
 services      4,050,000    4,050         -           -          4,050

Net loss for
 period              -          -         -        (4,050)      (4,050)
                 -------    -------   -------     --------     -------

Balances - December
 31, 2000      4,050,000   $4,050    $    -       $(4,050)    $    -
               =========    =====     =======      ======      =======









The accompanying notes are an integral part of these financial statements.

B COM, INC.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2000

Note 1 - Organization and Summary of Significant Accounting Policies:

	Nature of Business

 B Com, Inc. (the "Company") was incorporated on October 11, 2000 under the laws of the State of Nevada. The Company's primary business operations are to and engage in lawful activities. The Company was formed with the contemplated purpose to become the pre-eminent provider of Internet based information services for veterinarian and animal healthcare professions throughout North America.

	The Company's fiscal year end is December 31, 2000

	Basis of Presentation - Development Stage Company

 The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

	Basis of Accounting

 The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

	Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

	Cash and Cash Equivalents

	For purposes of the statement of cash flows, the Company considered all cash
 and other highly	liquid investments with initial maturities of three months
 or less to be cash equivalents.

	Net earning (loss) per share

 Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

B COM, INC.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2000


	Fair Value of Financial Instruments

 The carrying amount of advances for shareholders is considered to be representative of its respective fair value because of the short-term nature of these financial instruments.

	Income Taxes

 The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

 Note 2 - Capital Stock Transactions

 The authorized capital common stock is 100,000,000 shares of common stock at $.001 par value. The Company has issued 4,050,000 of common stock for services rendered as administrative expenses at a cost of $4,050.

 Note 3 - Advance from Shareholder

 An officer of the Company advanced cash to the Company for start-up incorporation costs of $545. This advance was unsecured, bears no interest, and is due on demand.

 Note 4 - Going Concern:

 The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has generated no income.

 The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

                                 B COM, INC.
                      (A Development Stage Company)


                            Financial Statements
                              April 30, 2001

                          INDEPENDENT'S AUDITOR'S REPORT


To the Board of Directors
B Com, Inc.

We have audited the accompanying balance sheet of B Com, Inc. ( A Development Stage Company) as of April 30, 2001, and the related statements of operations, cash flows, and changes in stockholders' equity for the four months ended April 30, 2001 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B Com, Inc. at April 30, 2001, and the results of their operations and their cash flows for the four months ended April 30, 2001 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Michael Johnson & Co., LLC
Denver, Colorado
May 14, 2001

B COM, INC.
(A Development Stage Company)
INTERIM BALANCE SHEET
APRIL 30, 2001

ASSETS
Current Assets
Cash                                                              $    -
                                                                   -------

Total Current Assets                                                   -
                                                                   -------

Other Assets
Incorporation costs                                                   545
                                                                   -------

Total Other Assets                                                    545
                                                                   -------

TOTAL ASSETS                                                      $   545
                                                                   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Advance from shareholder                                          $   545
                                                                   -------

TOTAL CURRENT LIABILITIES                                             545
                                                                   -------

Stockholders' Equity
Preferred stock, authorized 10,000,000 shares par value $ .001:
 none outstanding
Common stock, authorized 100,000,000 shares, par value $ .001,
 issued  and outstanding - 4,050,000                                4,050
Deficit accumulated during the development stage                   (4,050)
                                                                   -------

Total Stockholders' Equity                                             -
                                                                   -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $   545
                                                                   =======

The accompanying notes are an integral part of these financial statements.

B COM, INC.
(A Development Stage Company)
INTERIM STATEMENT OF OPERATIONS
FOR THE FOUR MONTHS ENDED APRIL 30, 2001

INCOME                                                             $   -
                                                                    ------

OPERATING EXPENSES
Professional Fees                                                      -
Amortization Expenses                                                  -
Administrative Expenses                                                -
                                                                    ------

Total Operating Expenses                                               -
                                                                    ------

Net Loss from Operations                                           $   -
                                                                    ======

Weighted average number of shares outstanding                    4,050,000
                                                                 =========

Net Loss Per Share                                                 $   -
                                                                    ======




The accompanying notes are an integral part of these financial statements

B COM, INC.
(A Development Stage Company)
INTERIM STATEMENT OF CASH FLOWS
FOR THE FOUR MONTHS ENDED APRIL 30, 2001

Indirect Method

CASH FLOW FROM OPERATING ACTIVITIES
Net loss                                                           $   -
Adjustments to reconcile net loss to net cash used
 operating activities:
 Stock issued for services                                             -
Changes in assets and liabilities
 Increase in Advance from Shareholder                                  -
 Increase in Other Assets                                              -
                                                                    ------

                                                                       -
                                                                    ------

Net Cash Used in Operating Activities                                  -
                                                                    ------


CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock                                               -
                                                                    ------

Net Cash Provided By Financing Activities                              -
                                                                    ------

Increase(decrease) in Cash                                             -

Cash and Cash Equivalents - Beginning of period                        -
                                                                    ------

Cash and Cash Equivalents - End of period                          $   -
                                                                    ======


Supplemental Cash Flow Information
 Interest paid                                                     $   -
                                                                    ======
 Taxes paid                                                        $   -
                                                                    ======

The accompanying notes are an integral part of these financial statements

B COM, INC.
(A Development Stage Company)
Interim Statement of Changes in Stockholders' Equity
FOR THE FOUR MONTHS ENDED APRIL 30, 2001


                                                         Deficit
                                                       Accumulated
                                            Additional  During the
                           Common Stock      Paid-In    Development
                         Shares   Amount     Capital      Stage      Totals
Balance - December 31,
 2000                 4,050,000    $ 4,050    $   -       $ (4,050)    $   -

Stock issued for
 services                 -            -         -            -            -

Net loss for period       -            -         -            -            -
                       -------     ------     ------      --------      ------

Balances - April 30,
 2001                4,050,000    $ 4,050    $   -       $  (4,050    $    -
                     =========     ======     ======      ========      ======











The accompanying notes are an integral of these financial statements.

B COM, INC.
(A Development Stage Company)
Notes To Interim Financial Statements
APRIL 30, 2001

Note 1 - Organization and Summary of Significant Accounting Policies:

	Nature of Business

 B Com, Inc.(the "Company") was incorporated on October 11, 2000 under the laws of the State of Nevada. The Company's primary business in any lawful activities. The Company was formed with the contemplated purpose to become the pre-eminent provider of Internet based information services for veterinarian and healthcare professionals throughout North America.

	The Company's fiscal year end is December 31, 2000.

	Basis of Presentation - Development Stage Company

 The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

	Basis of Accounting

 The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

	Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

	Cash and Cash Equivalents

	For purposes of the statement of cash flows, the Company considered all
 cash and other highly	liquid investments with initial maturities of three
 months or less to be cash equivalents.

	Net earning (loss) per share

 Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

B COM, INC.
(A Development Stage Company)
Notes To Interim Financial Statements
APRIL 30, 2001



	Fair Value of Financial Instruments

 The carrying amount of advances for shareholders is considered to be representative of its respective fair value because of the short-term nature of these financial instruments.

	Income Taxes

 The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

Note 2 - Capital Stock Transactions

 The authorized capital common stock is 100,000,000 shares of common stock at $.001 par value. The Company has issued 4,050,000 of common stock for services rendered as administrative expenses at a cost of $4,050 which was expensed during the fiscal year ended December 31, 2000.

Note 3 - Advance from Shareholder

 An officer of the Company advanced cash to the Company for start-up incorporation costs of $545. This advance was unsecured, bears no interest, and is due on demand.

Note 4 - Going Concern:

 The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has generated no income.

 The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.